Exhibit 99.1

The Supervisory Board of Euronav NV

De Gerlachekaai 20

2000 Antwerp

Belgium

Antwerp, 14 December 2022

Subject : Termination of the Combination Agreement

Dear Madam Chairman and other members of the Supervisory Board,

As of the 12th of December 2022, CMB and Saverco together own 50.450.000 shares of Euronav NV, which represent 25,00 % of the voting rights.1

No legal merger without our support

On the 7th of April 2022, you announced your intention for a stock-for-stock combination of Euronav and Frontline.

On the 11th of July 2022, you announced that you have entered into a definitive Combination Agreement with Frontline for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline-shares for every 1.0 Euronav-share.

The very aim and subject of the Combination Agreement, the legal merger of Frontline and Euronav, cannot be realized without our support as any legal merger needs at least 75% shareholder approval at an extraordinary general meeting of Euronav shareholders.

Your fall-back scenario : unworkable and value-destructive

If you continue to support the exchange offer by Frontline and if Frontline’s exchange offer would be successful, you will create a situation whereby Frontline controls more than 50 % of Euronav without it being able to complete a full merger of the two companies. Euronav will then remain a separate legal entity with a separate listing on Euronext Brussels and the New York Stock Exchange.

Two separate competing companies (Frontline and Euronav) could then be led by the same board and same CEO, but with separate listings and minority shareholders. We believe that this will lead to material inefficiencies such as competing for the same clients and the same corporate opportunities. Each commercial or investment decision (e.g. sale and purchase of vessels, chartering of vessels or newbuilding orders) will likely lead to conflicts of interest and complex governance issues.

[1]	Taking into account that the voting rights of the 18,241,181 treasury shares are suspended.

CMB n.v.

De Gerlachekaai 20 2000 Antwerpen 1 Belgium	Tel : +32 3 247 59 11 Fax: +32 3 248 09 06 www.cmb.be | info@cmb.be

We believe that this will be effectively unworkable and value-destructive for both the Euronav and Frontline shareholders.

Why we oppose the merger and takeover by Frontline

In our press release dated 12th of July 2022, we have explained why we see no merits in a combination with Frontline:

•	A takeover of Euronav, the world’s largest publicly listed tanker platform, by a competitor, Frontline, should warrant a hefty takeover premium which is not reflected in the exchange ratio

•	Frontline and Euronav do not need to combine to maximize service levels to customers or enhance operational efficiency

•	The combined entity would not have more pricing power

•	There would be no meaningful synergies that increase the earnings per share

•	The combined market capitalization would not attract a significant amount of new investors

•	Euronav does not need to become larger to execute its sustainability strategy

A better and more value-creating strategy : fleet diversification and decarbonisation

We stated on several occasions that we believe there is a better strategy for Euronav. We believe this strategy should be based on diversifying the Euronav fleet and playing a leading role in the decarbonisation of the shipping industry. Compared with a takeover by Frontline, we believe this strategy will create significantly more positive long term value for all of Euronav’s stakeholders, not least its employees, and make the company “future-proof”.

Why did we invest in Euronav?

We have invested in Euronav because we believe in the strong underlying value of the current platform and crude oil tanker markets in the next 2-3 years. We also believe in the very strong upwards value potential if the company would reinvest the proceeds of strong tanker markets in fleet diversification and decarbonized maritime and industrial solutions. The skills of the employees, the quality of the fleet, the size and structure of the balance sheet and the dual listing in Brussels and New York are strong pillars on which the new strategy can be built.

About being in prison …

On the 9th of November 2022, the CEO of Euronav, Mr. Hugo De Stoop said in an interview with La Libre Belgique : “Rester dans Euronav après l’offre d’échange, c’est un peu comme s’enfermer dans une prison. Aussi dorée soit-elle, ça reste une prison.” (“Staying in Euronav after the exchange offer is a bit like locking yourself up in prison. It might be a gilded prison, but it remains a prison.”)

CMB n.v.

De Gerlachekaai 20 2000 Antwerpen 1 Belgium	Tel : +32 3 247 59 11 Fax: +32 3 248 09 06 www.cmb.be | info@cmb.be

Instead of threatening your shareholders with a prison sentence, you should focus on the creation of long term value for all stakeholders and seek a solution through a constructive dialogue with your largest shareholder.

Terminate the Combination Agreement

We hereby invite you to terminate the Combination Agreement. The aim of the Combination Agreement, a legal merger of Euronav and Frontline, cannot be realised without 75% shareholder support. As we control more than 25% of the voting rights and oppose the merger, the merger has become unachievable. Your fall-back scenario, whereby Frontline would control more than 50% of Euronav without being able to effect a full merger, is in our view effectively unworkable and value-destructive for all parties involved.

Once the Combination Agreement has been terminated, we would like to enter into a constructive dialogue with you about the future strategy of the company; a strategy that would be in the best interest of Euronav and all its stakeholders.

Yours sincerely,

/s/ Alexander Saverys

Alexander Saverys

CEO

CMB NV

IMPORTANT INFORMATION FOR SECURITY HOLDERS

The exchange offer to Euronav shareholders described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or Euronav or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the SEC. At the time the exchange offer is commenced, CMB anticipates that a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4, will be filed with the Securities and Exchange Commission (the “SEC”) by Frontline, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Euronav. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by such parties with the SEC at the website maintained by the SEC (www.sec.gov). Investors and security holders are advised to read these documents, any amendments thereto as well as any other documents relating to the exchange offer, when they become available, as they will contain important information.

CMB n.v.

De Gerlachekaai 20 2000 Antwerpen 1 Belgium	Tel : +32 3 247 59 11 Fax: +32 3 248 09 06 www.cmb.be | info@cmb.be